# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 02/20/2025
Amends the filing with accession number 0000950103-24-018560
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 27,833,825; shared voting power 23,327,945; sole dispositive power 27,833,825; shared dispositive power 24,554,051; aggregate amount beneficially owned 52,387,876 (32.43% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (3.89% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (36.32% of the class)
- Baron Capital Group, Inc: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (36.32% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (7.66% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 3 (this "Amendment") amends and supplements that statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2024 (the "Original Schedule 13D"), as amended by the Amendment No. 1, filed on January 7, 2025 ("Amendment No. 1") and the Amendment No. 2, filed on January 14, 2025 ("Amendment No. 2" and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment, the "Schedule 13D"), that relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404. Except as provided herein, all Items of the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) remain unchanged and this Amendment does not modify any information previously reported on the Original Schedule 13D, Amendment No. 1 and Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On February 20, 2025, the Reporting Persons purchased 8,793,826 shares of Class A Common Stock pursuant to the Agreement (as defined below). The source of funding for the purchase of the shares was the utilization of existing lines of credit.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Scheduled 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and supplemented as follows:

On February 19, 2025, pursuant to the Put-Call Agreement (the "Agreement"), dated as of January 7, 2025, by and between BAMCO, Inc. ("BAMCO"), Thomas J. Tull, in his individual capacity ("Tull"), Thomas J. Tull in his capacity as trustee of the Tull Family Trust, u/a/d August 1, 2005, as amended ("Tull Family Trust") and First Light Investors, LLC ("First Light" and, collectively with Tull and Tull Family Trust, the "Sellers"), the Sellers exercised their right to require BAMCO to purchase from the Sellers, and on February 20, 2025, BAMCO consummated the purchase of, 8,793,826 shares of Class A Common Stock at a price equal to $6.25 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and restated as follows:

Calculations of the percentage of Class A Common Stock beneficially owned is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and supplemented as follows:

On February 19, 2025, pursuant to the Agreement, the Sellers exercised their right to require BAMCO to purchase from the Sellers, and on February 20, 2025, BAMCO consummated a purchase of, 8,793,826 shares of Class A Common Stock at a price equal to $6.25 per share.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and restated as follows:

The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock in their accounts. To the best of the Reporting Persons' knowledge, no such person has such interest relating to more than 5% of the outstanding class of securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) is hereby amended and restated as follows:

Not applicable.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/21/2025)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/21/2025)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (02/21/2025)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/21/2025)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (02/21/2025)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (02/21/2025)